Signing Authority

The undersigned hereby authorizes Mark R. Townsend, Laura C. Meagher, or Erica Jackson to sign any Form 3, Form 4, or Form 5 relating to beneficial ownership and changes in beneficial ownership of equity securities of VF Corporation (the Company), and any amendment thereto, and to file the Form (with exhibits and related documents) with the Securities and Exchange Commission, and submit a copy to any securities exchange or automated quotation system and to the Company. This signing authority will expire two years after the date at which the undersigned ceases to be subject to filing requirements under Section 16(a) under the Securities and Exchange Act of 1934, as amended, with respect to the Company.


Matthew J. Shattock
Date: February 12, 2013


years after the date at which
the undersigned ceases to be subject to filing requirements under Section 16(a) under the Securities and Exchange Act of 1934, as amended, with respect to the Company.


Matthew J. Shattock